Cambridge Heart, Inc.

100 Ames Pond Drive

Tewksbury, MA 01876

June 25, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn: Amanda Ravitz, Assistant Director

Re:	Cambridge Heart, Inc.
Registration Statement on Form S-1/A (Amendment No. 1)
Filed June 5, 2012
File No. 333-180719

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Regulations under the Securities Act of 1933, as amended, Cambridge Heart, Inc., a Delaware corporation (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1/A (the “Registration Statement”) be accelerated so that such Registration Statement will become effective by 4:00 p.m. EDT on June 27, 2012 or as soon as possible thereafter. Once the Registration Statement is effective, please orally confirm the event with our counsel, Nutter, McClennen & Fish, LLP by calling Michelle Basil at (617) 439-2477.

The Company hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request or the Registration Statement, please call Michelle L. Basil, Esq., of Nutter, McClennen & Fish, LLP, at (617) 439-2477.

Very truly yours,

CAMBRIDGE HEART, INC.

/s/ Ali Haghighi-Mood, Ph.D.
Ali Haghighi-Mood, Ph.D.
President and Chief Executive Officer